Exhibit 21.1
Construction Partners, Inc.
List of Subsidiaries

Subsidiary	Jurisdiction of Incorporation/Formation	Other Trade Names
C.W. Roberts Contracting, Incorporated	Florida	CWR Contracting
P&S Paving, LLC	Florida
King Asphalt, Inc.	South Carolina	Ferebee Corporation
FSC II, LLC	North Carolina	Fred Smith Company
The Scruggs Company	Georgia	Sunbelt Asphalt Surfaces, Inc. Robinson Paving Company
Wiregrass Construction Company, Inc.	Alabama
Overland Corporation	Oklahoma
Overland Materials and Manufacturing, Inc.	Oklahoma
PRI of East Tennessee, Inc.	Tennessee
Pavement Restorations, Inc.	Tennessee
Asphalt Inc., LLC	Texas	Lone Star Paving
Lone Star Materials & Asphalt, LLC	Texas
Pelican Asphalt Company, LLC	Texas
ACE Aggregates, LLC	Texas
Durwood Greene Construction Co.	Texas
G&S Asphalt, Inc.	Texas	American Materials, Inc.
Construction Partners Risk Management, Inc.	Alabama
Construction Partners Risk Services, Inc.	Alabama